Mail Stop 3561

								April 11, 2006

 BY U.S. Mail and Facsimile [ (952) 294 - 1310  ]

 Ms. Diana Garvis Purcel
   Chief Financial Officer
 FAMOUS DAVE`S OF AMERICA, INC.
 12701 Whitewater Drive, Suite 200
 Minnetonka, MN  55343

 	Re:	Famous Dave`s of America, Inc.
 		Form 10-K for Fiscal Year Ended January 1, 2006
 		Filed March 17, 2006
 		File No. 0-21625

Dear Ms. Purcel:

	We have limited our review of your January 1, 2006 Annual Report on Form 10-K to the issues addressed below and have the following comments. Where indicated, we think you should revise your documents in response to those comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K (Fiscal Year Ended January 1, 2006)

Management`s Discussion and Analysis

Overview, page 23

1. Refer to your revenue recognition policy for franchise area development fees disclosed in MD&A and Note 1 on page F-12 to the audited financial statements. We note you recognize the entire $10,000 area development fee upon signing of the area development agreement, due to the fact that the fee is non-refundable. We also note the continued and expected growth in the number of your franchisees in each fiscal year. We believe this fee should be recognized over the life of the franchise agreement due to the benefit of having received an upfront payment to provide secure territory coverage to your franchisee over the term of the agreement, for which you will receive royalties based on franchisee sales. As the revenue source of area development fees will continue to grow in proportion with the expansion of new franchisees and may be significant to your revenue generating operations, tell us the consideration given to revising your accounting policy, in future filings, to amortize these fees over the life of the agreement. Your response should also address the guidance provided in SAB Topic 13.A.3(f). We may have additional comment after review of your response.

Results of Operations, page 25

2. Refer to the table on page 26. The line item captioned "Restaurant costs and expenses" and the subtotal captioned "Income from restaurant operations" are non-GAAP financial measures. As such, they are subject to the requirements of FR-65 and the related guidance made available by the Division of Corporation Finance.
We
note the importance of brand awareness, growth, location, purchasing, information systems, human resources and training and customer satisfaction programs to your overall revenue growth and profitability. For that reason, we believe that the expenses relating to the corporate and administrative functions that facilitate that growth should be included in any measure of profitability or performance. Please omit the above referenced non-
GAAP measures from your filed reports and focus your performance and profitability discussions on "operating income" and other GAAP measures. Please note the related staff comments cited in our comment letter dated November 9, 2004. These comments were intended to also apply to numerical presentations and tables of this type.

Fiscal Year 2005 Compared to Fiscal Year 2004, page 27

Other Income (Expense), Net

3. We note this category includes gains (losses) from disposal or write-off of property. In accordance with the guidance in paragraph
45 of SFAS 144 as well as footnote 68 in Staff Accounting Bulletin No. 104 (Topic 13), you should classify gains (losses) from the sale of assets within operating income (loss) in the consolidated statements of operations. Please revise accordingly in future filings.

Payments Due by Period, page 36

4. In order to increase the transparency of cash flows, we believe you should include scheduled interest payments in the table.
Where
interest rates are variable and unknown, you may determine the appropriate methodology used to estimate these interest payments. Your methodology should be explained in a footnote to the table.

Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Variable Interest Entities, page F-13

5. You state that you do not provide financial support to franchisees in your typical franchise relationship, that these relationships are not considered to be variable interests, and that the entities were not consolidated upon adoption of FIN 46. We note your various transactions with Martin O`Dowd, your former president and CEO, as described on page F-21. Please discuss these arrangements, and explain your conclusions regarding the appropriate accounting to be applied to them, in greater detail.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief

Ms. Diana Garvis Purcel
Famous Dave's of America, Inc.
April 11, 2006
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